UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 30, 2020 (April 24, 2020)

YouNow, Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

161 Bowery, 6th Floor

New York, NY 10002

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 9. Other Events

On April 24, 2020, a Panamanian subsidiary of YouNow, Inc. (the “Company”) entered into an agreement with Algorand Foundation Ltd. (the “Foundation”). The Foundation is a non-profit Singapore public company whose stated objectives include the establishment of an open, public and permissionless blockchain based on the Algorand protocol and open source software initially designed by Silvio Micali and others. Pursuant to that agreement, the Company has agreed to migrate a portion of its operations (relating to the holding and delivery of “Pending Props”, which are Props that have been earned by App users but may not yet be delivered because those users have not yet completed their KYC, AML and other Props subscription requirements) from a Company-designed sidechain to the Algorand blockchain. This migration is expected to be completed within the next 3 months. The agreement also provides that the Company and the Foundation will enter into a formal collaboration to explore the feasibility and desirability of a broader transition of the underlying infrastructure of Props Tokens from the Ethereum blockchain to the Algorand blockchain, following a successful completion of the Pending Props migration, subject to both parties reasonably concluding that completion of this broader transition is feasible on commercially reasonable terms and desirable for both the parties and the holders of Props. The agreement offers various incentives to the Company in the event the Pending Props transition is successfully completed and in the event the broader transition is undertaken thereafter and successfully completed. There can be no assurance the Pending Props migration will be successfully completed in the time indicated, or at all, or that the broader transition will be undertaken thereafter and successfully completed.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this filing, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

Date: April 30, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

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